News Release
TSX:RMX | NYSE AMEX:RBY April 11, 2011

Rubicon Minerals Updates Delineation Drill Results
From the F2 Core Zone, Phoenix Gold Project, Red Lake, Ontario
-results include 1.15 oz/ton gold over 56.8 feet including 5.25 oz/ton gold over 11.8 feet-
-update of project timelines-

The Company is re-issuing its news release of April 8, 2011 to correct a typographical error.  The intercept in D305-05-059 of 1.15 oz/ton gold over 22.0 feet including 5.25 oz/ton over 11.8 feet should have read 1.15 oz/ton gold over 56.8 feet including 5.25 oz/ton gold over 11.8 feet.

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide an update on its underground delineation drill program being carried out on part of the F2 Core Zone, at its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario.  A total of 16,000 metres of the planned 27,000-metre delineation drill program has been completed.  New delineation drill results are shown in Table 1 and 2, and Figures 1 through 5.  The delineation drilling will test a total area of 150 metre (horizontal) x 200 metre (vertical) area within the F2 Core Zone (Figures 1 and 4).  The delineation drill results presented are from an ongoing four drill fence program covering approximately 90 metres of strike length and are focused within +/-100 metres of the 305 metre level (some results extend beyond this area as shown in Figure 2 and 3).  In addition, Rubicon is carrying out approximately 40,000 metres of exploration drilling to continue to expand and infill the F2 Gold System.

Central area drilling

Delineation drilling continues to define the presence of northeast-trending (F1) gold mineralization associated with silicification, quartz veining and strong alteration within, and adjacent to, favourable host rock types.  Gold mineralization also occurs in northwest-trending structures that are generally confined within, or immediately adjacent to, northeast-trending bounding geological units and parallel to the regional F2 fold trend direction.  Typically, this mineralization occurs as local quartz veining and brecciation.  The presence of multiple orientations of gold mineralization is encouraging in that it is interpreted to show similarities to other gold deposits in Red Lake.  In the northern part of the central area (Figure 1), significant assays include 1.15 oz/ton gold over 56.8 feet (39.5 g/t gold over 17.3 metres) including a higher grade interval of 5.25 oz/ton gold over 11.8 feet (180.0 g/t gold over 3.6 metres) in hole D305-05-059.  Based on examination of vein angles to core axis, the estimated true widths are interpreted to be approximately 65% of core length.  As well, hole 305-05-53 intersected 1.59 oz/t gold over 4.6 feet (54.4 g/t gold over 1.4 metres) in hole D305-05-53, with the estimated true width interpreted to be approximately 85% of core length.

In the southwest part of the central area, significant assays include 0.75 oz/ton gold over 23.0 feet (25.8 g/t gold over 7.0 metres) including a higher grade interval of 2.03 oz/ton gold over 6.6 feet (69.7 g/t gold over 2.0 metres) in D305-04-041 (estimated true widths are interpreted to be approximately 95% of core length), 1.02 oz/ton gold over 13.4 feet (34.8 g/t gold over 4.1 metres) including higher grade interval of 3.60 oz/ton gold over 3.3 feet (123.5 g/t gold over 1.0 metres) in hole D305-04-044 (estimated true width is not yet known) and 2.27 oz/t gold over 6.6 feet (77.9 g/t gold over 2.0 metres) including 8.70 oz/t gold over 1.6 feet (298.4 g/t gold over 0.5 metres) in hole D305-04-045 (estimated true widths are interpreted to be approximately 70% of core length).

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

The current results show that the interpreted individual gold zones, limited to the area of delineation drilling completed to date, demonstrate a horizontal continuity of greater than 100 metres in strike length and a vertical extent of over 150 metres (Figure 1 and 3).  When wider spaced drilling along strike and below the area of delineation is taken into account, the interpreted individual gold zones extend to approximately 150 metres in strike length and 300 metres vertical.  To date the depth and lateral extent of most of these zones is open.  A tabulated summary of the recent results is presented in Table 1 and Table 2.  Note that the table presents the intercepts as core lengths as well as estimated true widths.  Figures 4 and 5 show the location and recent results in long section view.

“The F2 Core Zone delineation holes have identified the emergence of several high-grade sub-zones within areas of previous wider spaced drilling which display good vertical continuity. This bodes well for future delineation and expansion drilling,” stated David Adamson, President and CEO.

Update of Project timelines

The Company gives the following update on its project timelines:

1)	The Company now expects to complete its previously announced Preliminary Economic Assessment (‘PEA’) in Q2 of 2011. AMC Mining Consultants, of Vancouver, has been retained to complete this study.

2)
Under guidance from the Company’s mineral processing and metallurgical consultants (Soutex Inc.), and AMC Mining Consultants two bulk samples have been taken from both NE and NW trending zones, one from the WLB2 Zone (F1 - NE orientation) consisting of 976 tonnes and the second from the F2B Zone (F2 - NW orientation) consisting of 1107 tonnes (refer to Figure 1 and 2).  As per the consultant’s recommended standard protocol, sub samples have been extracted for metallurgical evaluation.  As well, the Company has decided to expand the scope of this effort to allow processing of the entire bulk sample.  Processing of the entire sample will determine the entire recoverable gold content of the bulk samples.  The Company is in advanced discussions with a third party mill that can carry out this work according to the Company’s specifications.  The Company anticipates results of metallurgical sampling to be completed during Q2, 2011.

3)
Since the Company will require additional capital to fund potential future development, and the ability to raise capital is dependent, in part, on completing a positive PEA and other studies, the securing of permits and the successful delineation of mineable resources, project timelines for a possible start up are revised to late Q1 of 2013.

Power and Permitting Update

Progress is being made in securing project power needs.  The Company has accepted an offer to connect from Hydro One for 1 MW of grid power.  The Company has received and intends to accept an additional offer to connect from Hydro One for 4.3 MW of grid power, bringing its total to 5.3MW.  The Company’s current permits allow it to operate less than 1 MW of diesel power.  Combining its grid power allotment with its current diesel operated power, the Company would have sufficient power to pursue exploration and development of a potential mine operation of an estimated 750 tpd.  The provision of additional power would allow expansion of exploration and development of a potential mine operation with an estimated throughput to 1250 tpd.  This additional power may come in the form of new grid power, the use of existing grid capacity and/or additional diesel generated power.  The Company is currently working with surface rights holders to allow an easement to deliver grid power to the project.

The Company has elected, as of April 4, 2011, to re-file its Closure Plan to provide for additional time to continue its consultations with First Nations whose traditional territory includes the project area.  The Company expects that the Closure Plan would be filed (approved) during Q2 of this year.

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Qualified Persons, T. Bursey, P.Geo. and E. Hinton, P.Eng. have read and approved the contents of this release.

As a result of the review by the British Columbia Securities Commission of the Company’s January 11th NI 43-101 technical report (announced by the Company by news release on February 14, 2011), the Company is required to file an amended NI 43-101 compliant technical report in support of the amended resource and geological potential estimates announced by the Company by news release on March 31, 2011, together with an amended AIF, incorporating the amended technical report, confirming that the amended estimates supersede those contained in the January 11th technical report.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 1:  Central Area Delineation Drilling Assay Results (>10 g/t gold)
Hole	Elevation Level	Gold (g/t)	Width (m)	Estimated True Width (m)	Gold (oz/ton)	Width (ft)	Estimated True Width (ft)	9X Target Area
D305-04-025	229	10.4	1.5	Not Yet Known	0.30	4.9	Not Yet Known	1
	226	11.4	1.7	Not Yet Known	0.33	5.6	Not Yet Known	1
D305-04-026	220	14.5	1.0	0.6	0.42	3.3	1.9	1
	217	11.3	1.0	0.6	0.33	3.3	1.9	1
	213	19.9	1.0	0.6	0.58	3.3	1.9	1
	173	12.8	1.0	0.6	0.37	3.3	1.9	1
	136	12.1	1.0	0.6	0.35	3.3	1.9	1
D305-04-027	195	14.1	1.0	0.5	0.41	3.3	1.7	1
	189	11.1	1.0	0.5	0.32	3.3	1.7	1
D305-04-030	365	19.8	3.8	3.2	0.58	12.5	10.6	1
Incl.	366	131.8	0.5	0.4	3.84	1.6	1.4	1
D305-04-031	365	14.2	2.2	1.7	0.41	7.2	5.6	1
	377	10.5	1.0	0.8	0.31	3.3	2.6	1
D305-04-032	360	12.7	1.7	1.2	0.37	5.6	4.0	1
	376	16.3	2.2	Not Yet Known	0.48	7.2	Not Yet Known	1
D305-04-033	384	14.4	2.3	1.4	0.42	7.5	4.7	1
Incl.	385	26	1.1	0.7	0.76	3.6	2.3	1
	394	11.1	1.4	0.9	0.32	4.6	2.9	1
	414	19.7	2.0	1.3	0.57	6.6	4.1	1
	439	26.3	1.1	Not Yet Known	0.77	3.6	Not Yet Known	1
D305-04-035	430	24.6	3.3	1.8	0.72	10.8	6.0	1
Incl.	429	56.2	1.0	0.6	1.64	3.3	1.8	1
D305-04-036	405	13.4	2.0	1.0	0.39	6.6	3.2	1
	484	17.7	1.0	0.5	0.52	3.3	1.6	1
D305-04-039	254	11.5	1.0	0.8	0.34	3.3	2.7	1
	249	11.2	1.9	Not Yet Known	0.33	6.2	Not Yet Known	1
D305-04-040	248	13.9	1.0	0.8	0.41	3.3	2.5	1
D305-04-041	322	33	1.0	1.0	0.96	3.3	3.1	1
	326	25.8	7.0	6.7	0.75	23.0	22.0	1
Incl.	325	69.7	2.0	1.9	2.03	6.6	6.3	1
D305-04-043	334	46.1	1.0	0.8	1.34	3.3	2.7	1
	363	13.7	1.0	0.8	0.40	3.3	2.7	1
D305-04-044	347	34.8	4.1	Not Yet Known	1.02	13.4	Not Yet Known	1
Incl.	346	123.5	1.0	Not Yet Known	3.60	3.3	Not Yet Known	1
	369	20.9	2.0	1.5	0.61	6.6	5.0	1
	371	14.9	2.0	1.5	0.43	6.6	5.0	1
D305-04-045	386	77.9	2.0	1.4	2.27	6.6	4.6	1
Incl.	386	298.4	0.5	0.4	8.70	1.6	1.2	1
	390	12.4	1.0	0.7	0.36	3.3	2.3	1
D305-04-046	366	10	3.0	1.9	0.29	9.8	6.2	1
	409	10.7	5.9	3.7	0.31	19.4	12.1	1
Incl.	408	34.3	1.1	0.7	1.00	3.6	2.3	1
Incl.	410	36.6	0.5	0.3	1.07	1.6	1.0	1
D305-04-047	245	10.7	1.0	0.7	0.31	3.3	2.3	1
	239	111.2	0.5	0.4	3.24	1.6	1.1	1
	215	12.3	1.0	0.7	0.36	3.3	2.3	1
D305-05-050	265	16.4	1.0	0.9	0.48	3.3	2.9	1
	261	31.2	1.0	0.9	0.91	3.3	2.9	1
D305-05-051	254	13.9	6.0	Not Yet Known	0.41	19.7	Not Yet Known	1
D305-05-052	314	17.3	2.5	2.3	0.50	8.2	7.7	1
Incl.	314	27.8	1.5	1.4	0.81	4.9	4.6	1
D305-05-053	321	54.5	1.4	1.2	1.59	4.6	4.0	1
D305-05-057	339	21.5	0.9	0.5	0.63	3.0	1.7	1
D305-05-058A	257	29.6	0.5	0.4	0.86	1.6	1.2	1
	238	30.7	0.6	0.4	0.90	2.0	1.4	1
D305-05-059	254	39.5	17.3	11.2	1.15	56.8	37.0	1
Incl.	254	180	3.6	2.4	5.25	11.8	7.8	1
	229	16.5	1.0	0.7	0.48	3.3	2.2	1
D305-06-009	243	22.1	2.9	1.8	0.64	9.5	5.8	1
Incl.	244	117	0.5	0.3	3.41	1.6	1.0	1
D305-06-016	362	10.9	1.5	0.8	0.32	4.9	2.7	1

Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold. All reported widths are core length.  Estimated true widths are based on visual examination of core angles and by calculating drill hole dip and azimuth relative to interpreted zone geometries. Such estimated true widths may be subject to change based on information from future drilling and underground mapping. Where the estimated true width is labelled ‘not yet known’, further drilling or other information is required to allow an interpretation of the estimated true widths.
A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

Table 2:  Central Area Delineation Drilling Assay Results (> 5.0 g/t gold and <10.0g/t gold)
Hole	Elevation Level	Gold (g/t)	Width (m)	Estimated True Width (m)	Gold (oz/ton)	Width (ft)	Estimated True Width (ft)	9X Target Area
D305-04-025	234	8.9	2.0	Not Yet Known	0.26	6.6	Not Yet Known	1
	228	8.6	6.0	3.7	0.25	19.7	12.1	1
	193	5.5	3.5	2.2	0.16	11.5	7.1	1
D305-04-026	217	7.4	9.5	5.5	0.22	31.2	17.9	1
	135	5.5	5.0	2.9	0.16	16.4	9.4	1
D305-04-027	192	5.2	11.9	6.1	0.15	39.0	19.9	1
	109	9.7	28.1	14.3	0.28	92.2	47.0	1
D305-04-030	352	5.2	4.0	3.4	0.15	13.1	11.1	1
D305-04-031	363	5.3	11.7	9.1	0.15	38.4	29.9	1
	377	5.1	4.0	Not Yet Known	0.15	13.1	Not Yet Known	1
D305-04-032	374	5.6	8.2	5.9	0.16	26.9	19.2	1
	388	5	6.0	4.3	0.15	19.7	14.0	1
D305-04-033	397	5.2	11.5	7.2	0.15	37.7	23.6	1
	415	7.5	6.3	Not Yet Known	0.22	20.7	Not Yet Known	1
	424	5.6	3.0	1.9	0.16	9.8	6.2	1
D305-04-034	414	9.4	3.0	1.8	0.27	9.8	5.9	1
D305-04-036	483	5.2	4.7	2.3	0.15	15.4	7.6	1
	502	6.4	1.6	Not Yet Known	0.19	5.2	Not Yet Known	1
D305-04-039	250	6.8	4.9	4.1	0.20	16.1	13.3	1
D305-04-040	249	6.3	5.0	Not Yet Known	0.18	16.4	Not Yet Known	1
	236	5	4.9	3.8	0.15	16.1	12.3	1
D305-04-042	336	5.3	2.0	1.8	0.15	6.6	5.9	1
D305-04-043	364	5.8	4.4	3.6	0.17	14.4	11.7	1
D305-04-044	367	9.9	8.0	6.0	0.29	26.2	19.8	1
	388	5.3	2.0	1.5	0.15	6.6	5.0	1
D305-04-047	242	9	9.0	6.2	0.26	29.5	20.3	1
	217	5.1	10.9	7.5	0.15	35.8	24.6	1
D305-04-050	218	5.6	2.0	1.2	0.16	6.6	4.0	1
D305-05-034	302	5.2	2.9	2.6	0.15	9.5	8.4	1
D305-05-048	310	5.2	3.8	3.8	0.15	12.5	12.4	1
D305-05-049	280	5.2	3.2	3.0	0.15	10.5	9.9	1
D305-05-050	262	6.2	12.0	10.4	0.18	39.4	34.2	1
D305-05-054	343	5.8	3.5	2.7	0.17	11.5	8.9	1
D305-05-055	335	5.9	2.0	1.4	0.17	6.6	4.5	1
D305-05-056	365	5.9	2.0	1.3	0.17	6.6	4.2	1
D305-05-057	338	7.9	3.1	1.8	0.23	10.2	5.8	1
D305-05-058A	256	5.3	7.8	5.6	0.15	25.6	18.4	1
	237	5.2	5.6	4.0	0.15	18.4	13.2	1
D305-05-060	249	6.2	2.0	1.2	0.18	6.6	3.8	1
	245	5.5	2.8	1.6	0.16	9.2	5.3	1
	219	5.4	2.8	1.6	0.16	9.2	5.3	1
D305-05-061	246	6.8	4.0	2.1	0.20	13.1	6.7	1
D305-06-005	280	5.1	2.1	1.9	0.15	6.9	6.3	1
D305-06-017	381	5.2	5.1	2.8	0.15	16.7	9.1	1

Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold. All reported widths are core length. Estimated true widths are based on visual examination of core angles and by calculating drill hole dip and azimuth relative to interpreted zone geometries. Such estimated true widths may be subject to change based on information from future drilling and underground mapping. Where the estimated true width is labelled ‘not yet known’, further drilling or other information is required to allow an interpretation of the estimated true widths.
A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1:  Plan Map of Central and WBL2 Areas of Drilling
(Results included for the 136 through 485 metre levels)

Gold Assay Results
Greater than 30 g/t Au
Between 15 – 30 g/t Au
Between 10 – 15 g/t Au
Basalt
Mineralized Zones
Quartz Breccia's
Bulk Sample Areas
Bulk Sample 1
Bulk Sample 2
06-017 10.9/1.5
06-009 22.1/2.9 Incl. 117/0.5
05-051 13.9/6.0
05-059 16.5/1.0
05-052 17.3/2.5 Incl. 27.8/1.5
05-059 39.5/17.3 Incl. 180/3.6
05-058A 30.7/0.6
05-057 21.5/0.9
05-058A 29.6/0.5
05-050 16.4/1.0
04-025 11.4/1.7
05-050 31.2/1.0
05-053 54.5/1.4
04-026 11.3/1.0
04-026 14.5/1.0
04-035 24.6/3.3 Incl. 56.2/1.0
04-033 19.7/2.0
04-031 14.2/2.2
04-031 10.5/1.0
04-030 19.8/3.8 Incl. 131.8/0.5
04-036 13.4/2.0
04-033 14.4/2.3 Incl. 26/1.1
04-032 12.7/1.7
04-033 26.3/1.1
04-036 17.7/1.0
04-025 10.4/1.5
04-040 13.9/1.0
04-026 12.1/1.0
04-046 10.0/3.0
04-039 11.5/1.0
04-026 12.8/1.0
04-033 .4
A
04-043 46.1/1.0
A'
04-045 77.9/2.0 Incl. 298.4/0.5
Section Line
04-039 11.2/1.9
04-044 34.8/4.1 Incl. 123.5/1.0
04-026 19.9/1.0
04-047 10.7/1.0
04-044 14.9/2.0
04-046 10.7/5.9 Incl. 34.3/1.1 Incl. 36.6/0.5
04-041 33.0/1.0
04-047 111.2/0.5
04-027 14.1/1.0
04-027 11.1/1.0
04-032 16.3/2.2
04-041 25.8/7.0 Incl. 69.7/2.0
04-044 20.9/2.0
04-045 12.4/1.0
04-043 13.7/1.0
04-047 12.3/1.0
20 10 0 20Meters

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2:  Composite cross section showing are of delineation drilling

-100m
-200m
-300m
-400m
-500m
-600m
-700m
-800m
-900m
Area of Next Section
F2B
305 Level
WLB2
Gold Assay Results
Greater than 30 g/t Au
Between 15 – 30 g/t Au
Between 10 – 15 g/t Au
Basalt
Section 49990
Composite Cross
Section
Viewed North
Steep to Westerly
Dipping
Basalt
50 25 0 50 Meters

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3:  Detailed composite cross section of delineation drilling area

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 4:  F2 Gold System composite long section showing area of delineation drilling

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
3
1
4
5
2
6
8
7
9
Area of Delineation Drilling
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 5:  Detailed long section showing delineation drilling results >10 g/t gold

PR11-05    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Assaying and Qualified Person
Drill core assays were conducted on sawn NQ-sized half core sections. Delineation drilling intercepts approximate horizontal thickness.  All reported intercepts are core lengths.  The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays from underground are conducted on face samples that employ a panel sample technique. This technique marks out intervals on the face or walls defined by geological or mineralogical boundaries taking no more than a one metre square for any panel. All assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.  Drill work programs in this release were supervised by Terry Bursey, P.Geo., Regional Manager for Rubicon and the project exploration Qualified Person under the definition of NI 43-101.  Phoenix Project Operations including the bulk sampling program, engineering studies and ongoing development are under the supervision of Eric Hinton, P. Eng., Project Manager for Rubicon and the Qualified Person under the definition of the NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", “would”, "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.